FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 04 August 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









International Power plc
Interim Results for the six months ended 30 June 2005

(London - 4 August 2005) International Power today announces its financial results for the six month period ended 30 June 2005 and reports on key developments in the year to date.

Sir Neville Simms, Chairman of International Power, said, "The business has delivered a strong performance. Earnings and cash flow are up significantly, reflecting good contributions from the assets acquired in 2004 and the improving conditions in the UK and US merchant markets. Based on first half performance, and our view of the rest of the financial year, we are increasing our 2005 earnings per share guidance to 12.0p -13.0p."

Highlights

Profit from operations* (excluding exceptional items) of GBP233 million up 96% (H1 2004: GBP119 million)
PBT (excluding exceptional items) of GBP142 million up 84%
(H1 2004: GBP77 million)
EPS (excluding exceptional items) of 6.7p up 40% (H1 2004: 4.8p)
Free cash flow of GBP134 million (H1 2004: GBP41 million)
Acquisition of 1,200 MW CCGT Saltend plant completed
EME portfolio integration complete

Profit from operations*                 Six month              Year ended
(excluding exceptional items)            ended 30                     31
                                             June                December
                                      2005         2004              2004
                                      GBPm         GBPm              GBPm
North America                            8          (10)              (21)
Europe                                 112           47                97
Middle East                             13           11                20
Australia                               65           59                98
Asia                                    53           28                60
                                 ----------- ------------      -----------
Regional total                         251          135               254
Corporate costs                        (18)         (16)              (32)
                                 ----------- ------------      -----------
Profit from operations                 233          119               222
                                 ----------- ------------      -----------

*Profit from operations comprises the sum of profit before interest and tax
(PBIT) of subsidiaries and profit after tax (PAT) of joint ventures and associates.
Comparatives for 2004 have been presented on this basis.

North America

First half 2005 profit from operations in North America increased to GBP8 million, compared to a loss from operations of GBP10 million in the same period last year. This improvement is attributable to a better performance at our merchant assets, principally in Texas, profits from EcoElectrica in Puerto Rico, and the return to service of our Hays plant in May 2005.

In Texas, our merchant plants benefited from the recent retirement of 5,000 MW of old and inefficient capacity, which has reduced the level of oversupply in this market. Spark spreads for our efficient plants in both (Texas and New England) markets increased due to higher gas prices and transmission constraints during periods of high demand. As 75% of the 2005 expected output in both markets is contracted, the uncontracted portion will benefit from this improvement. Overall, trading liquidity has also improved in both markets, and we are confident of market recovery in the period 2007 to 2009.

Europe

Profit from operations in Europe increased significantly to GBP112 million from GBP47 million last year. This is attributable to additional contributions from Turbogas and the EME plants acquired in 2004, a good overall performance across the rest of the European portfolio, and a GBP9 million cost recovery from the TXU administrators. In March, Rugeley received GBP53 million in relation to its TXU contract termination claim, of which GBP44 million has been recorded as an exceptional item.

In the merchant UK market, First Hydro and Rugeley performed well. Deeside's performance was marginally up on the first half of last year, although its earnings continue to experience the negative pressure of high gas prices. With high gas and carbon prices setting the price of power in the UK, coal fired generation is benefiting from its relatively stable fuel cost. As a result, spot and forward spreads for coal fired plants have increased significantly. For 2005, Rugeley remains highly contracted at spreads that offer a good return, and will benefit from these higher spreads in 2006 and beyond.

The cost of CO2 certificates has risen significantly from EUR7 per tonne in January to EUR26 per tonne in June this year. However, this higher cost of CO2 certificates has largely been reflected in the price of power.

On 28 July we completed the acquisition of the 1,200 MW CCGT Saltend Power Plant in the UK in a 70:30 partnership with Mitsui & Co., Ltd of Japan. Saltend was acquired from Calpine Corporation for a total consideration of GBP500 million, which includes the valuation of the plant and the associated gas and power contracts. Saltend is expected to be earnings enhancing in the first full year of ownership and immediately cash generative.

Middle East

Profit from operations in the Middle East increased to GBP13 million, from GBP11 million in 2004. All power and water plants delivered good operational and financial performance.

Overall, the construction programme in the region continues to make good progress. Following successful financing, construction of Ras Laffan B (1,025 MW; 60 MIGD) in Qatar has commenced, and 600 MW of new capacity is expected to be operational in H2 2006. The construction of the four Tihama sites (1,074 MW) in Saudi Arabia is also progressing well, with approximately 660 MW and 2.5 million lbs/hr of steam expected to commence operation towards the end of H1 2006, and the remainder in H2 2006.

Australia

The Australian business generated profit from operations of GBP65 million, up from GBP59 million last year. Canunda, our wind farm, and the assets acquired from EME, namely Loy Yang B, Kwinana and Valley Power, drove this increase in earnings. As expected, earnings at Hazelwood and Pelican Point were down due to lower achieved prices (although higher than prices in the underlying market) compared to 2004. While the supply demand balance remains favourable, forward prices are largely unchanged.

The retail partnership between EnergyAustralia and International Power Australia was completed in July 2005. Consideration of A$60 million (GBP25 million) was paid for the 50% share of the partnership. The number of power and gas accounts has increased from 175,000 in April to circa 200,000 at completion. This partnership gives us a direct channel to the retail market with an established energy retailer.

As agreed with the Australian Competition and Consumer Commission (ACCC) at the time of the EME acquisition, we have announced our intention to divest our 42% interest in the 300 MW Valley Power peaking plant in Victoria.

Asia

In Asia, profit from operations rose significantly to GBP53 million from GBP28 million in 2004. This was primarily driven by the contribution from Paiton, and a GBP4 million profit on the sale of Tri Energy, and a first time contribution from Uch.

Paiton, which is the largest power plant in Indonesia, performed well and again exceeded its PPA performance targets. Across the region, HUBCO, KAPCO, Malakoff and TNP all delivered a solid performance.

Interest

Net interest (excluding exceptional items) at GBP91 million is GBP49 million higher than 2004 due to the impact of the additional debt relating to the EME and Turbogas acquisitions.

Tax

The tax charge (excluding exceptional items) at GBP27 million is GBP12 million up on 2004. This is mainly due to higher profit before tax.

The effective tax rate for 2005 is expected to be in the order of 31%, which is 2% lower than our estimate at Q1 2005. This reduction reflects the recent clarification of the changes introduced in the UK budget, and a reassessment following the finalisation of the Finance Act.

Summary balance sheet

A summarised, reclassified Group balance sheet is set out below:

                                        As at         As at          As at 31
                                      30 June       30 June          December
                                         2005          2004              2004
                                         GBPm          GBPm              GBPm
Non current assets                      4,112         2,031             3,941
Intangibles and tangibles
Investments                             1,290           547             1,253
Other long term receivables               564             -               581

                                        5,966         2,578             5,775
Net current liabilities                  (397)          (98)             (116)
Provisions and creditors > one year      (865)         (273)             (862)
Net debt                               (2,625)         (678)           (2,739)
                                       --------    ---------          --------
Net assets                               2,079        1,529             2,058
                                       ========    =========          ========

Gearing                                   126%          44%              133%
Debt capitalisation                        56%          31%               57%


The decrease in debt capitalisation since 2004 year end principally reflects the strong cash flow of the Group in the six months to 30 June 2005. The increase in net current liabilities to GBP397 million principally reflects the mark to market value of our hedging arrangements in accordance with IAS 39.

Cash Flow

A summary of the Group cash flow is set out below:

                                  Six months     Six months                Year
                                       ended          ended               ended
                                     30 June        30 June         31 December
                                        2005           2004                2004
                                        GBPm           GBPm                GBPm

Profit for the period                    146             62                 104

Adjustment for non cash items             53             45                  89

Dividends from joint ventures and
associates                                41             45                  69

Movement in working capital               13            (21)                  5
Capital expenditure - maintenance        (23)           (42)                (59)
Other cash movements                       3              -                   -
Tax and interest paid                    (99)           (48)               (104)

Free cash flow                           134             41                 104

Finance cost - exceptional                 -              -                 (26)
Refinancing costs capitalised on
acquisition debt                           -              -                 (22)
Capital expenditure - growth             (95)           (81)               (158)
Capital expenditure - other
financial investments                     (5)           (27)                (61)
Acquisitions                             (35)             -              (1,195)
Disposals                                137             17                  17
Exceptional receipt from TXU
administrators                            44              -                   -
Proceeds from Rights Issue                 -              -                 286
Funding from minorities                    6              5                 165
Foreign exchange and other              (116)            59                  62

Decrease /(Increase) in net debt          70             14                (828)

Opening net debt                      (2,739)          (692)               (692)
Transitional adjustment on first
time adoption of IAS39                    44              -                   -
Net debt on acquisition of
subsidiaries                               -              -              (1,219)

Closing net debt                      (2,625)          (678)             (2,739)
                                     =========    ==========           =========

Free cash flow for H1 2005 at GBP134 million, up GBP93 million (2004: GBP41 million), reflects the impact of the assets acquired in 2004 and the improved UK and US merchant markets. This is offset by the GBP51 million increase in interest and tax payment, which reflects the additional debt associated with the EME and Turbogas acquisitions.

Dividends from joint ventures and associates at GBP41 million, down GBP4 million on 2004, reflect phasing of receipts between H1 and H2. Capital expenditure - maintenance, at GBP23 million is GBP19 million lower than 2004 due to higher levels of maintenance expenditure at Rugeley, Deeside and Hazelwood in 2004. Foreign exchange and other includes an exchange impact of GBP102 million on retranslation of net debt balances reflecting the strengthening of the US and Australian dollars.

Dividend

On 8 July 2005, we paid a dividend of 2.5p per share for the year ended 31 December 2004. For 2005 the Board expects to maintain a dividend pay-out ratio similar to the 30% level provided for the 2004 dividend. We expect then to move progressively towards a pay-out ratio of 40% in the medium-term.

Outlook

Based on a strong first half performance, the improvement in the US and the UK markets, and our positive view of the rest of the financial year, we are increasing our 2005 earnings per share guidance to 12.0p -13.0p.

For further information please contact:
Investor Contact:
Aarti Singhal
+44 (0)20 7320 8681

Media Contact:
Sara Richardson
+44 (0)20 7320 8619

About International Power
International Power plc is a leading independent electricity generating company with 16,372 MW (net) in operation and 1,706 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

Company website: www.ipplc.com

International Power plc

Consolidated Income Statement
For the six months ended 30 June 2005

                                                 Six months                              Six months
                                              ended 30 June                           ended 30 June
                                                       2005                                    2004
                       Excluding  Exceptional     Including     Excluding  Exceptional    Including
                     exceptional       items*   exceptional   exceptional       items*  exceptional
                           items                      items         items                     items
               Note         GBPm         GBPm          GBPm          GBPm         GBPm         GBPm

Revenue:
Group and share of
joint ventures             1,180            -         1,180           589            -          589
& associates
Less: share of
joint ventures'
revenue                     (119)           -          (119)          (73)           -          (73)
Less: share of
associates'                 (314)           -          (314)         (166)           -         (166)
revenue

Group revenue     2          747            -           747           350            -           350

Cost of sales               (619)           -          (619)         (297)           -         (297)

Gross profit                 128            -           128            53            -            53

Other operating
income                        37           44            81            29            4            33
Other operating
expenses                     (27)           -           (27)          (18)          11           (7)
Share of results of joint
ventures & associates         95            -            95            55            -            55

Profit from
operations        2          233           44           277           119           15           134

Finance income                27            -            27            13            -            13
Finance expenses            (118)           -          (118)          (55)         (15)          (70)

Profit before
tax                          142           44           186            77            -            77
Income tax expense           (27)         (13)          (40)          (15)           -           (15)


Profit for
the period                   115           31           146            62            -            62

Attributable to:
Minority interest             16            -            16             2            -             2
Equity holders                99           31           130            60            -            60
of the parent

Earnings per share:
Basic             8          6.7p                      8.8p          4.8p                       4.8p
Diluted           8          6.5p                      8.5p          4.8p                       4.8p


* IFRS requires the separate disclosure of items of income and expense that are material. The Directors assess materiality in the context of the nature and amount of the item concerned. We consider these items most appropriately described as exceptional (see note 3).

International Power plc
Consolidated Income Statement
For the year ended 31 December 2004
                                                    Year ended 31 December 2004

                                           Excluding  Exceptional     Including
                                         exceptional       items*   exceptional
                                               items                      items
                               Note             GBPm         GBPm          GBPm
Revenue: Group
and share of joint ventures
and associates                                 1,267            -         1,267
Less: share of joint
ventures'revenue                                (144)           -          (144)
Less: share of associates'
revenue                                         (355)           -          (355)

Group revenue                     2              768            -           768
Cost of sales                                   (672)           -          (672)

Gross profit                                      96            -            96

Other operating income                            56            4            60
Other operating expenses                         (43)          11           (32)
Share of results of joint
ventures and associates                          113            -           113


Profit from operations            2              222           15           237

Finance income                                    30            -            30
Finance expenses                                (107)         (31)         (138)

Profit before tax                                145          (16)          129

Income tax expense                               (25)           -           (25)

Profit for the year                              120          (16)          104

Attributable to:
Minority interest                                  8           (2)            6
Equity holders of the parent                     112          (14)           98

Earnings per share:
Basic                                            8.6p                      7.5p

Diluted                                          8.5p                      7.4p

*IFRS requires the separate disclosure of items of income and expense that are material. The Directors assess materiality in the context of the nature and amount of the item concerned. We consider these items most appropriately described as exceptional (see note 3).

International Power plc
Consolidated Statement of Changes in Total Equity
For the six months ended 30 June 2005

                                     Six months      Six months      Year ended
                                  ended 30 June   ended 30 June     31 December
                                           2005            2004            2004
                                           GBPm            GBPm            GBPm

Foreign exchange translation
differences                                  39             (56)            (40)
Fair value movement on cash flow
hedges taken to equity(net of
deferred tax of GBP65 million)               (148)              -              -

Net expense recognised
directly in equity                         (109)            (56)            (40)

Net profit for the period                   146              62             104
                                     -----------      -----------     ----------
Total recognised income and
expense for the period                       37               6              64

Derecognition of embedded derivative
on cancellation of option relating to
3.75% convertible US dollar bond             50               -               -
Issue of shares                               -               -             286
Minority interests in
acquisitions and disposals                   16               -             184

Dividends
On ordinary shares                          (37)              -               -
To minority interests in subsidiaries       (10)             (2)             (3)
Other movements                               3               -               2

                                             59               4             533

Balance at beginning of period            2,058           1,525           1,525

On adoption of IAS 32 and IAS 39            (38)              -               -

Balance at end of period                  2,079           1,529           2,058

International Power plc
Consolidated Balance Sheet
As at 30 June 2005
                                       As at             As at            As at
                                     30 June           30 June      31 December
                                        2005              2004             2004
                                                                    (Restated*)
                                        GBPm              GBPm             GBPm
Assets
Non-current assets
Goodwill and intangible                  241                 9              249
assets
Property, plant and equipment          3,871             2,022            3,692
Investments                            1,290               547            1,253
Other long term receivables              564                 -              581
Total non-current assets               5,966             2,578            5,775

Current assets
Inventories                               85                72               87
Trade receivables and                    420               150              234
prepayments
Cash and cash equivalents                699               715              612

Total current assets                   1,204               937              933

Total assets                           7,170             3,515            6,708
                                   ----------       -----------     ----------
Current liabilities
Loans and bonds                          106               525              100
Other current liabilities                902               320              437
                                   ----------       -----------       ----------
Total current liabilities              1,008               845              537
                                   ----------       -----------      ----------
Non-current liabilities
Loans and bonds                        3,218               868            3,251
Other financial liabilities              220                 9              171
Deferred tax liabilities                 579               219              627
Other provisions                          66                45               64

Total non-current liabilities          4,083             1,141            4,113

Total liabilities                      5,091             1,986            4,650
                                   ----------      -----------       ----------
Net assets                             2,079             1,529            2,058
                                   ==========       ===========       ==========
Equity
Share capital                            742               555              739
Reserves                               1,087               938            1,094
Total equity attributable to
equity holders of parent               1,829             1,493            1,833
Minority interests                       250                36              225
                                    ----------      -----------       ----------
Total equity                           2,079             1,529            2,058
                                    ==========      ===========       ==========
Net debt                              (2,625)             (678)          (2,739)

Gearing                                126.3%             44.3%          133.1%
Debt capitalisation                     55.8%             30.7%           57.1%

* The fair values of certain assets and liabilities acquired in 2004 have been revised (see note 5).

International Power plc
Consolidated Cash Flow Statement
For the six months ended 30 June 2005
                                       Six months   Six months             Year
                                            ended        ended            ended
                                          30 June      30 June      31 December
                                             2005         2004             2004
                                 Note        GBPm         GBPm             GBPm

Net cash inflow from operating
activities                          4         134           41               56

Investing activities
Purchase of property, plant
and equipment - growth                        (95)         (81)            (158)
Compensation for long-term
contractual performance
shortfalls                                      -           13                5
Exceptional receipt from TXU
administrators                                 44            -                -
Acquisitions of subsidiaries                  (18)           -           (1,195)
Acquisitions of investments                   (17)           -                -
Investment in joint ventures
and associates                                 (5)         (27)             (60)
Net cash and cash equivalents
acquired with subsidiaries                      -            -              150
Other financial investment                      -            -               (1)
Proceeds from disposal of
investments                                   137            -                -
Proceeds from partial disposal
of associate                                    -           17               17
Net cash from/(used in)
investing activities                           46          (78)          (1,242)

Financing activities
Proceeds from share issue                       -            -              286
Repayments (to)/advances from banks          (102)          22              617
Funding from minority interests                 6            5              165
Dividends paid to minority interests          (10)          (2)              (3)
Net cash (used in)/from
financing activities                         (106)          25            1,065

Net increase/(decrease) in
cash and cash equivalents                      74          (12)            (121)

Cash and cash equivalents at
beginning of period                           612          743              743

Effect of foreign exchange
rates thereon                                  13          (16)             (10)
                                           --------     --------       ---------
Cash and cash equivalents at
end of period                                 699          715              612
                                          ========     ========        =========

International Power plc
Notes to the Accounts
For the six months ended 30 June 2005

1. Basis of preparation

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985.

The comparative figures for the financial year ended 31 December 2004 are not the Group's statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

A full list of the UK GAAP accounting policies is provided in the Group's financial statements for the year ended 31 December 2004. A reconciliation of total equity and retained profit from UK GAAP to IFRS for the comparative periods is included in note 6, together with narrative describing the key differences applicable to the Group.

International Financial Reporting Standards

EU law (IAS Regulation EC 1606/2002) requires that the next annual consolidated financial statements of the Group, for the year ending 31 December 2005, be prepared in accordance with International Financial Reporting Standards (IFRSs) adopted for use in the EU ("adopted IFRSs").

This interim financial information has been prepared on the basis of the recognition and measurement requirements of adopted IFRSs as at 30 June 2005 that are effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted IFRSs, the Directors have applied the accounting policies, which they expect to apply when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

However, the adopted IFRSs that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

Implementation of IAS 32 and IAS 39

The Group has taken the exemption from the requirement to restate comparative information for IAS 32 (Financial Instruments: Disclosure and Presentation) and IAS 39 (Financial Instruments: Recognition and Measurement) in accordance with IFRS 1 (First time adoption of International Financial Reporting Standards).

The Group has continued to apply UK GAAP in respect of financial instruments for the comparative period presented. If IAS 32 and IAS 39 had been adopted, the market value of derivative financial instruments would have been recognised on the face of the balance sheet with the movements accounted for through the income statement or hedging reserve as appropriate.

IAS 32 and IAS 39 have been implemented with effect from 1 January 2005.


2.Geographical segmental analysis

                    Six months ended                      Six months ended                         Year ended
                        30 June 2005                          30 June 2004                   31 December 2004
       Subsidiaries   Share of joint  Total   Subsidiaries  Share of joint  Total Subsidiaries  Share of joint   Total
                        ventures and                          ventures and                       ventures and
                          associates                            associates                         associates
               GBPm             GBPm   GBPm           GBPm            GBPm   GBPm         GBPm            GBPm    GBPm

Revenue

North America   162               74    236             85              33    118          188              72     260
Europe          376              175    551            123             104    227          308             212     520
Middle East      11               21     32             11              11     22           24              30      54
Australia       186                4    190            118               4    122          223               8     231
Asia             12              159    171             13              87    100           25             177     202

                747              433  1,180            350             239    589          768            499    1,267


                    Six months ended                      Six months ended                         Year ended
                        30 June 2005                          30 June 2004                   31 December 2004
       Subsidiaries   Share of joint  Total   Subsidiaries  Share of joint  Total Subsidiaries  Share of joint   Total
                        ventures and                          ventures and                       ventures and
                          associates                            associates                         associates
               GBPm             GBPm   GBPm           GBPm            GBPm   GBPm         GBPm            GBPm    GBPm

Profit from
operations
(excluding
exceptional
items)
North America    (3)              11      8            (14)              4    (10)         (29)              8    (21)
Europe           77               35    112             22              25     47           52              45      97
Middle East       8                5     13              9               2     11           13               7      20
Australia        64                1     65             57               2     59           96               2      98
Asia             10               43     53              6              22     28            9              51      60
                156               95    251             80              55    135          141             113     254

Corporate costs (18)               -    (18)           (16)              -    (16)         (32)              -    (32)

                138               95    233             64              55    119          109             113     222


Notes
1. The profit from operations after exceptional items for the six months ended 30 June 2005 is GBP156 million for Europe. (Six months ended 30 June 2004:
Europe profit of GBP58 million and GBP32 million for Asia; year ended
31 December 2004: Europe profit of GBP108 million and Asia profit of GBP64 million.)
2.UK GAAP format segmental information is provided on page 23 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.

International Power plc
Notes to the Accounts (continued)
For the six months ended 30 June 2005

3.Exceptional items
                                  Six months       Six months        Year ended
                                      ended            ended
                                    30 June          30 June        31 December
                                       2005             2004               2004
                                       GBPm             GBPm               GBPm
Compensation in respect of
the tolling agreement with TXU          44                -                  -
Profit on partial disposal
of a holding in HUBCO                    -                4                  4

Exceptional items
recognised in other
operating income                        44                4                  4
                                 ===========      ===========          =========
Release of a guarantee on
sale of Elcogas                          -               11                 11
                                 -----------      -----------          ---------
Exceptional items
recognised in other
operating expenses                       -               11                 11
                                 ===========      ===========          =========
US swap termination costs                -              (15)               (15)
Other refinancing costs                  -                -                (16)
                                 -----------      -----------          ---------
Exceptional items
recognised in finance
expenses                                 -              (15)               (31)
                                 ===========      ===========          =========
Taxation on TXU
compensation                           (13)               -                  -
                                 ===========      ===========          =========
Total exceptional items
after attributable taxation             31                -                (16)
                                 ===========      ===========          =========

In March 2005, Rugeley received GBP53 million from the TXU Administrators in relation to its contract termination claim. An exceptional item of GBP44 million has been recorded, with the remaining GBP9 million reflecting the recovery of debtor balances and costs associated with the claim that had previously been incurred.

4.Reconciliation of profit to net cash inflow from operating activities

                                Six months        Six months        Year ended
                                     ended            ended
                                   30 June           30 June        31 December
                                      2005             2004               2004
                                      GBPm             GBPm               GBPm
Profit for the period                  146               62                104

Adjustments for:
Interest expense                        91               57                108
Tax expense                             40               15                 25
Share of profit of
associates and joint
ventures                               (95)             (55)              (113)
Depreciation of property,
plant and equipment                     63               44                 85
Decrease in finance lease
receivables                              5                -                  -
Profit on disposal of
investments                             (7)              (4)                (4)
Exceptional profit on
receipt from TXU
administrators                         (44)               -                  -
Release of a guarantee on
sale of Elcogas                          -              (11)               (11)
Other non cash movements                 1                -                  -
Decrease in provisions                  (1)              (1)                (1)
Dividends received from
joint ventures and
associates                              41               45                 69
Proceeds from sale of
tangible fixed assets                    3                -                  -
Purchase of property, plant
and equipment - maintenance            (23)             (42)               (59)
                                 -----------      -----------          ---------
Operating cash flows before
movements in working
capital                                220              110                203

Decrease/(increase) in
working capital                         13              (21)                 5
                                 -----------      -----------          ---------
Cash generated from
operations                             233               89                208

Taxes paid                              (8)             (14)               (20)
Interest paid                          (91)             (34)               (84)
                                 -----------      -----------          ---------
Free cash flow                         134               41                104

Exceptional finance costs                -                -                (26)
Refinancing costs
capitalised on acquisition
debt                                     -                -                (22)
                                 -----------      -----------          ---------
Net cash from operating
activities                             134               41                 56
                                 ===========      ===========          =========
5.Acquisitions and disposals

Acquisitions and disposals during 2005

The following significant acquisitions and disposals took place during the six months ended 30 June 2005:

Turbogas
On 26 January 2005 the Company completed the purchase of an additional 5% in Turbogas, a 990 MW CCGT power station in Portugal, from Koch Transporttechnik. This follows the acquisition of a 75% stake on 4 November 2004, the date from which the results of Turbogas have been consolidated using the acquisition method.

On 16 March 2005 the Company sold a 20% stake in Turbogas to EdP pursuant to an option agreement. This transaction leaves the Company with a 60% interest in Turbogas.

Uch Power Limited
On 9 February 2005 the Company completed the purchase from E.ON UK plc of a 40% stake in Uch Power Limited, the owner of a 586 MW gas fired plant in Pakistan.

Italian Wind
A 50% interest in Italian Wind was acquired by IPM Eagle LLP, a 70% subsidiary of International Power plc, as part of the Edison Mission Energy portfolio on 17 December 2004. The owner of the other 50% of the project exercised its contractual right of first refusal to acquire the stake and a sale was completed on 31 March 2005.

Tri Energy Company Limited
On 3 February 2005 IPM Eagle LLP acquired a 25% interest in Tri Energy Company Limited from Edison Mission Energy. Tri Energy is a 700 MW gas powered plant in Thailand. Pursuant to a call option agreement of the same date, on 9 March 2005 this stake was sold 50% each to Ratchaburi Gas Company Limited and Texaco Thailand Energy Company I.

Acquisitions during 2004

Loy Yang B The fair value of certain assets and liabilities associated with the purchase of Loy Yang B in Australia have been revised. This is due to the finalisation of the valuation of the long term hedge agreement between Loy Yang B and the Victoria Government. The provision associated with this 'out of the money' contract has been increased by A$94 million from A$273 million to A$367 million. An equal offsetting adjustment of A$94 million has been made to increase the fair value of the plant on acquisition. Corresponding deferred tax adjustments also net off such that there is no impact on goodwill or the fair value of total net assets acquired at Loy Yang B.


6. Reconciliation between UK GAAP and IFRS
For further information on this reconciliation, refer to the press release "Update on adoption of International Financial Reporting Standards" released on 24 March 2005, which can be read at www.ipplc.com.

                                             As at         As at         As at
                                           30 June   31 December   31 December
                                              2004          2004          2003
                                        (Restated)                  (Restated)
                                              GBPm          GBPm          GBPm
Total equity under UK GAAP                   1,562         2,062         1,560

Adjustments:
a. IAS 12 Income tax                           (30)          (42)          (31)
b. IAS 19 Employee benefits                    (11)          (10)          (11)
c. IFRS 2 Share based payments                   2             5             2
d. IAS 10 Post balance sheet events
(reversal of dividend accrual)                   -            37             -
e. Others including IAS 36 impairments           6             6             5
                                          ----------     ---------     ---------
Total equity under IFRS                      1,529         2,058         1,525
                                          ==========     =========     =========

                                          Six months        Year
                                             ended         ended
                                           30 June   31 December
                                              2004          2004
                                              GBPm          GBPm

Retained profit under UK GAAP                   58            57

Adjustments:
a. IAS 12 Income tax                             1             1
b. IAS 19 Employee benefits                      -             1
c. IFRS 2 Share based payments                   -             1
d. IAS 10 Post balance sheet events
(reversal of dividend accrual)                   -            37
e. Others including IAS 36 impairments           1             1

Minority interest                                2             6
                                          ----------     ---------
Profit for the period under IFRS                62           104
                                          ==========     =========

The UK GAAP comparatives have been amended to comply with UITF 38 (Accounting for ESOP Trusts). Prior to the adoption of UITF 38, the Company's own shares held by the Group ESOP trust were recognised as an asset on the balance sheet at the lower of cost and net realisable value. Compliance with UITF 38 has reduced the 2003 investments and shareholders' funds by GBP2 million. The net profit for 2004 was not materially affected.

6. Reconciliation between UK GAAP and IFRS (continued)
Explanation of the significant differences between UK GAAP and IFRS which affect the Group

a.IAS 12 Income tax
Deferred tax is recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition in a business combination.

The tax charge in the income statement is affected by the inclusion of the share of joint ventures' and associates' tax charge in the Group's profit from operations.

b.IAS 19 Employee benefits
The pension schemes' surpluses and deficits are recognised in full as at 1 January 2004, with a corresponding adjustment to reserves. The corridor method is applied in recognising future actuarial gains and losses. These will be recognised to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the schemes. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employees in the schemes.

c.IFRS 2 Share based payments
A charge is made for both employee share ownership plans (ESOPs) and other share based schemes based on actuarial valuations of the fair value of the option or scheme at the time of grant or inception.

d.IAS 10 Post balance sheet events (reversal of dividend accrual)
Dividends are not accrued until they are approved at the Annual General Meeting.

e.IAS 36 Impairment of assets
Positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill arising on future acquisitions will be recognised directly in the income statement.

f.IAS 32 and IAS 39 Financial instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial liability and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements into which the Group has entered. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Other investments
Other investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. However impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in the income statement. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement.

6.Reconciliation between UK GAAP and IFRS (continued)

Convertible bonds
Split accounting is applied, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value of debt is accreted to the redemption value at maturity increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any embedded derivative would be marked to market through the income statement at reporting period ends.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively. The embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivative financial instruments and hedge accounting
All qualifying derivatives are recognised at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the income statement. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised as a separate component of equity (to the extent that the hedge is effective) and subsequently recycled to the income statement as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in the income statement.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively.

7. Dividends

At the Company's Annual General Meeting held on 17 May 2005, shareholders approved the payment of a final dividend of 2.5p per Ordinary Share to members on the register as at 27 May 2005. This dividend amounted to GBP37 million and was previously reported in the Company's UK GAAP consolidated profit and loss account for the year ended 31 December 2004. Under IFRS, following shareholder approval in the period, it is treated as an appropriation of equity. The dividend has subsequently been paid to shareholders, after the balance sheet date, during July 2005.

8.Rights Issue

On 30 July 2004 the company announced a Rights Issue. 365,540,834 new Ordinary Shares were issued at 82p per share on the basis of 33 new Ordinary Shares for every 100 existing ordinary shares. The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147p and the theoretical ex-rights price for an ordinary share was therefore 131p. The comparative earnings per share is shown after applying the factor of 131/147.

9.Post Balance Sheet Events

On 7 July 2005, International Power Australia, a wholly owned subsidiary of International Power plc, completed the retail partnership agreement with EnergyAustralia. The consideration was A$60 million (GBP25 million) for a 50 per cent share of the partnership.

On 28 July 2005 the Company completed the purchase, in a 70:30 partnership with Mitsui & Co., Ltd of Japan, the 1,200 MW CCGT Saltend power plant in Hull from Calpine Corporation for a total consideration of GBP500 million.


10.Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2004, prepared under UK GAAP, are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600.

Independent review report to International Power plc
Introduction

We have been engaged by the Company to review the financial information set out on pages 7 to 21 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

As disclosed in note 1 to the financial information, the next annual financial statements of the Group will be prepared in accordance with IFRSs adopted for use in the European Union.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the Directors currently intend to use in the next annual financial statements. There is, however, a possibility that the Directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those IFRSs adopted for use by the European Union.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.


KPMG Audit Plc
Chartered Accountants
3 August 2005, London

International Power plc
Additional information for shareholders that does not form part of the interim accounts
For the six months ended 30 June 2005

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

                           Six months                             Six months                      Year ended 31
                        ended 30 June                          ended 30 June                      December 2004
                                 2005                                   2004
         Subsidiaries  Share of joint  Total    Subsidiaries  Share of joint  Total  Subsidiaries Share of joint Total
                         ventures and                           ventures and                        ventures and
                           associates                             associates                          associates
                 GBPm            GBPm   GBPm            GBPm            GBPm   GBPm          GBPm           GBPm  GBPm

Profit from
operations(including
results from JVs and
associates before
interest, tax and
minority interest
and excluding
exceptional items)

North America      (3)             20     17             (14)              7    (7)            (29)          16    (13)
Europe             77              57    134              22              34    56              52           61     113
Middle East         8              12     20               9               4    13              13           16      29
Australia          64               3     67              57               4    61              96            6     102
Asia               10              80     90               6              38    44               9           80      89
                  156             172    328              80              87   167             141          179     320

Corporate costs   (18)              -   (18)             (16)             -    (16)            (32)          -     (32)
                  138             172   310               64             87    151             109          179     288

Reconciliation of segment result between IFRS and UK GAAP presentational format

                                         Six months          Six months         Year ended 31
                                      ended 30 June       ended 30 June         December 2004
                                               2005                2004
                                               GBPm                GBPm                  GBPm

Profit from operations                          233                 119                   222
(excluding exceptional items)
Add back:
Share of JVs'and
associates'interest                              51                  21                    46
Share of JVs'and
associates'taxation                              25                   8                    17
Share of JVs'and
associates'minority interest                      1                   3                     3

Profit from operations                          310                 151                   288
(including results from JVs and associates
before interest, tax and minority interest)
                                               =====               =====                ======

Additional information for shareholders that does not form part of the interim accounts For the six months ended 30 June 2005

Effective tax rate reconciliation (pre-exceptional items)
The following table shows the calculation of the effective tax rate for the group (excluding exceptional items):
                                           Six months  Six months         Year
                                              ended       ended          ended
                                            30 June     30 June    31 December
                                               2005        2004           2004
                                               GBPm        GBPm           GBPm
Profit from operations                          233         119            222
(excluding exceptional items)
Add back:
Share of JVs' and associates'
interest                                         51          21             46
Share of JVs' and associates'
taxation                                         25           8             17
Share of JVs' and associates'
minority interest                                 1           3              3

Profit before total interest and
tax expense                                     310         151            288
                                          ----------  ----------     ----------
Total net interest expense                     (142)        (63)          (123)
(including share of JVs and associates)
                                          ----------  ----------     ----------
Profit before total tax expense                 168          88            165

Total income tax expense                        (52)        (23)           (42)
(including share of JVs and associates)
                                           ----------  ----------     ----------

Profit after tax                                116          65            123

Total minority interest                         (17)         (5)           (11)
(including share of JVs and associates)
                                           ----------  ----------     ----------
Profit attributable to the equity
holders                                          99          60            112
(excluding exceptional items)
                                           ==========  ==========     ==========
Effective tax rate                               31%         26%            25%


Consolidated Income Statement
For the quarter ended 30 June 2005

                                     Quarter ended                        Quarter ended
                                    30 June 2005                          30 June 2004
                      Excluding  Exceptional     Including    Excluding  Exceptional     Including
                    exceptional       items*   exceptional    exceptional     items*   exceptional
                          items                      items         items                     items
             Note          GBPm         GBPm          GBPm          GBPm        GBPm          GBPm

Revenue:
Groupand share of
joint ventures               565           -           565           296           -           296
and associates
Less: shareof
joint ventures'             (50)           -           (50)          (31)          -           (31)
revenue
Less: shareof
associates'                (153)           -          (153)          (90)          -           (90)
revenue

Group           2           362            -           362           175           -           175
revenue

Cost of                    (303)           -          (303)         (163)          -          (163)
sales
Gross                        59            -            59            12           -            12
profit

Other operating
income                       17           (4)           13            24           4            28
Other
operating
expenses                     (9)           -            (9)          (12)          -           (12)
Share of
results of
joint ventures                39           -            39            30           -            30
and associates

Profit from
operations      2           106          (4)          102            54           4            58

Finance                      14           -            14             6           -             6
income

Finance
expenses                    (61)          -           (61)          (25)        (15)          (40)

Profit before tax            59          (4)           55            35         (11)           24

Income tax expense           (9)          -            (9)           (7)          -            (7)

Profit for the               50          (4)           46            28         (11)           17
period

Attributable to:

Minority interest             7          (1)            6             -           -             -
Equity holders               43          (3)           40            28         (11)           17
of the parent

Earnings per share:

Basic           7           2.9p                      2.7p          2.3p                      1.4p
Diluted         7           2.9p                      2.7p          2.2p                      1.4p

* IFRS requires the separate disclosure of items of income and expense that are material. The Directors assess materiality in the context of the nature and amount of the item concerned. We consider these items most appropriately described as exceptional (see note 3).


Consolidated Income Statement
For the year ended 31 December 2004
                                                                   Year ended 31
                                                                  December 2004

                                             Excluding Exceptional     Including
                                          exceptional      items*   exceptional
                                                items                     items
                                Note             GBPm        GBPm          GBPm
Revenue: Group
and share of joint ventures
and associates                                  1,267           -         1,267
Less: share of joint
ventures'revenue                                (144)          -          (144)
Less: share of associates'
revenue                                         (355)          -          (355)

Group revenue                        2           768           -           768

Cost of sales                                   (672)          -          (672)
                                               ------      ------        ------
Gross profit                                       96           -            96

Other operating income                             56           4            60
Other operating expenses                          (43)         11           (32)
Share of results of joint ventures
and associates                                    113           -           113
                                               ------      ------        ------
Profit from operations                2           222          15           237

Finance income                                    30           -            30
Finance expenses                                (107)        (31)         (138)
                                                ------      ------        ------
Profit before tax                                 145         (16)          129
Income tax expense                                (25)          -           (25)
                                                ------      ------        ------
Profit for theyear                                120         (16)          104
                                                ======      ======        ======

Attributable to:
Minority interest                                   8          (2)            6
Equity holders of the parent                      112         (14)           98

Earnings per share:
Basic                                            8.6p                      7.5p
Diluted                                          8.5p                      7.4p

* IFRS requires the separate disclosure of items of income and expense that are material. The Directors assess materiality in the context of the nature and amount of the item concerned. We consider these items most appropriately described as exceptional (see note 3).

Consolidated Statement of Changes in Total Equity
For the quarter ended 30 June 2005

                                   Quarter ended   Quarter ended     Year ended
                                         30 June         30 June    31 December
                                            2005            2004           2004
                                            GBPm            GBPm           GBPm

Foreign exchange translation
differences                                   41             (26)          (40)
Fair value movement on cash flow
hedges taken to equity                      (162)              -             -
                                      -----------     -----------   -----------
Net expense recognised directly
in equity                                   (121)            (26)          (40)
Net profit for the period                     46              17           104
                                      -----------     -----------   -----------
Total recognised income and
expense for the period                       (75)             (9)           64

Issue of shares                                -               -           286
Minority interests in
acquisitions and disposals                     -               -           184
Dividends and other appropriations
On ordinary shares                           (37)              -             -
To minority interests in
subsidiaries                                  (2)             (2)           (3)
Other movements                                4               -             2
                                      -----------     -----------   -----------
                                            (110)            (11)          533

Balance at beginning of period             2,189           1,540         1,525
                                       -----------     -----------   -----------
Balance at end of period                   2,079           1,529         2,058
                                       ===========     ===========   ===========

Consolidated Balance Sheet
As at 30 June 2005
                                       As at             As at            As at
                                     30 June           30 June      31 December
                                        2005              2004             2004
                                                                    (Restated*)
                                        GBPm              GBPm             GBPm
Assets
Non-current assets

Goodwill and intangible                  241                 9              249
assets
Property, plant and equipment          3,871             2,022            3,692
Investments                            1,290               547            1,253
Other long term receivables              564                 -              581
                                    ----------       -----------      ----------
Total non-current assets               5,966             2,578            5,775
                                    ----------       -----------      ----------
Current assets
Inventories                               85                72               87
Trade receivables and                    420               150              234
prepayments
Cash and cash equivalents                699               715              612
                                    ----------       -----------      ----------
Total current assets                   1,204               937             933
                                    ----------       -----------      ----------
Total assets                           7,170             3,515           6,708
                                    ----------       -----------      ----------
Current liabilities
Loans and bonds                          106               525              100
Other current liabilities                902               320              437
                                    ----------       -----------      ----------
Total current liabilities              1,008               845              537
                                    ----------       -----------      ----------
Non-current liabilities
Loans and bonds                        3,218               868            3,251
Other financial liabilities              220                 9              171
Deferred tax liabilities                 579               219              627
Other provisions                          66                45               64
                                    ----------       -----------      ----------
Total non-current liabilities          4,083             1,141            4,113
                                   ----------       -----------      ----------
Total liabilities                      5,091             1,986            4,650
                                    ----------       -----------      ----------
Net assets                             2,079             1,529            2,058
                                    ==========       ===========      ==========
Equity

Share capital                            742               555              739
Reserves                               1,087               938            1,094
                                    ----------       -----------      ----------
Total equity attributable to
equity holders                         1,829             1,493            1,833
of parent
Minority interests                       250                36              225
                                    ----------       -----------      ----------

Total equity                           2,079             1,529            2,058
                                    ==========       ===========      ==========

Net debt                              (2,625)             (678)          (2,739)

Gearing                                126.3%             44.3%          133.1%
Debt capitalisation                     55.8%             30.7%           57.1%

* The fair values of certain assets and liabilities acquired in 2004 have been revised (see Note 5).

Consolidated Cash Flow Statement
For the quarter ended 30 June 2005

                                   Quarter ended   Quarter ended           Year
                                                                          ended
                                         30 June         30 June    31 December
                                            2005            2004           2004
                            Note            GBPm            GBPm           GBPm

Net cash inflow from
operating                      4              80              (5)            56
activities                              --------        --------     ---------

Investing activities

Purchase of property, plant
and                                          (53)            (19)          (158)
equipment - growth
Compensation for long-term
contractual performance                        -               3              5
shortfalls
Exceptional receipt from                       -               -             -
TXU administrators
Acquisitions of                                -               -         (1,195)
subsidiaries
Acquisitions of investments                   (1)              -              -
Investment in joint                           (8)             (1)           (60)
ventures
Net cash and cash
equivalents                                    -               -            150
acquired with subsidiaries
Other financial investment                     -              (3)            (1)
Proceeds from disposal of
investments                                    7               -              -
Proceeds from partial
disposal of                                    -              17             17
associate                                 --------        --------     ---------

Net cash used in investing
activities                                   (55)             (3)       (1,242)
                                          --------        --------     ---------

Financing activities

Proceeds from share issue                      -               -            286
Repayments (to)/advances                     (94)             21            617
from banks
Funding from minority                          3               5            165
interests
Dividends paid to minority                    (2)             (1)            (3)
interests                                 --------        --------     ---------

Net cash (used in)/from
financing                                    (93)             25          1,065
activities                                --------        --------     ---------

Net (decrease)/increase in
cash and                                     (68)             17          (121)
cash equivalents

Cash and cash equivalents
at                                           757             708           743
beginning of period

Effect of foreign exchange
rates                                         10             (10)          (10)
thereon                                   --------        --------     ---------

Cash and cash equivalents
at end of                                    699             715           612
period
                                          ========        ========     =========

Notes to the Accounts
For the quarter ended 30 June 2005

1. Basis of preparation

This quarterly financial information has been prepared on the basis of the recognition and measurement requirements of adopted IFRSs as at 30 June 2005 that are effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. Based on these adopted IFRSs, the Directors have applied the accounting policies, which they expect to apply when the first annual IFRS financial statements are prepared for the year ending 31 December 2005.

2. Gegraphical segmental analysis


            Quarter ended 30 June 2005          Quarter ended 30 June 2004          Year ended 31 December 2004
            Subsidiaries   Share of     Total   Subsidiaries   Share of     Total   Subsidiaries   Share of     Total
                           joint                               joint                               joint
                           ventures and                        ventures and                        ventures and
                           associates                          associates                          associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm           GBPm         GBPm    GBPm

Revenue
North                136           40     176             63           18      81            188           72     260
America
Europe               124           69     193             44           46      90            308          212     520
Middle                 6           11      17              8            5      13             24           30      54
East
Australia             90            2      92             53            2      55            223            8     231
Asia                   6           81      87              7           50      57             25          177     202
                   ------      -------  ------        -------      -------  ------        -------      -------  ------
                     362          203     565            175          121     296            768          499    1,267
                   ======      =======  ======        =======      =======  ======        =======      =======  ======

            Quarter ended 30 June 2005          Quarter ended 30 June 2004          Year ended 31 December 2004
            Subsidiaries   Share of     Total   Subsidiaries   Share of     Total   Subsidiaries   Share of     Total
                           joint                               joint                               joint
                           ventures and                        ventures and                        ventures and
                           associates                          associates                          associates
                    GBPm         GBPm    GBPm           GBPm         GBPm    GBPm           GBPm         GBPm    GBPm

Profit from operations
(excluding exceptional items)
North                 10            5      15             (6)           2      (4)           (29)           8     (21)
America
Europe                26            8      34              6           10      16             52           45      97
Middle                 6            3       9              6            1       7             13            7      20
East
Australia             26            -      26             22            1      23             96            2      98
Asia                   8           23      31              5           16      21              9           51      60
                   ------      -------  ------        -------      -------  ------        -------      -------  ------
                      76           39     115             33           30      63            141          113     254

Corporate
costs                 (9)           -      (9)            (9)           -      (9)           (32)           -     (32)
                   ------      -------  ------        -------      -------  ------        -------      -------  ------
                      67           39     106             24           30      54            109          113     222
                   ======      =======  ======        =======      =======  ======        =======      =======  ======

Notes
1.The profit from operations after exceptional items for the quarter ended
30 June 2005 is GBP27 million for Asia. (Quarter ended 30 June 2004: Asia profit of GBP25 million; year ended 31 December 2004: Europe profit of GBP108 million and Asia profit of GBP64 million.)
2. UK GAAP format segmental information is provided on page 36 of this report. This additional table presents the profit from operations for joint ventures and associates before deducting interest, tax and minority interest.


3. Exceptional items

                                   Quarter ended   Quarter ended    Year ended
                                         30 June         30 June   31 December
                                            2005            2004          2004
                                            GBPm            GBPm          GBPm
Reclassification of profit on
sale of Tri Energy to ordinary
activities (presented as
exceptional in Q1)                            (4)              -             -
Profit on partial disposal of a
holding in HUBCO                               -               4             4
                                       ----------      ----------     ---------
Exceptional items recognised in
other operating income                        (4)              4             4
                                       ==========      ==========     =========
Release of a guarantee on sale of
Elcogas                                        -               -            11
                                       ----------      ----------     ---------
Exceptional items recognised in
other operating expenses                       -               4            11
                                       ==========      ==========     =========
US swap termination costs                      -             (15)          (15)
Other refinancing costs                        -               -           (16)
                                       ----------      ----------     ---------
Exceptional items recognised in
finance expenses                               -             (15)          (31)
                                       ==========      ==========     =========
Taxation on exceptional items                  -               -             -
                                       ==========      ==========     =========
Total exceptional items after
attributable taxation                         (4)            (11)          (16)
                                       ==========      ==========     =========

4.Reconciliation of profit to net cash inflow from operating activities

                                   Quarter ended   Quarter ended     Year ended
                                         30 June         30 June    31 December
                                            2005            2004           2004
                                            GBPm            GBPm           GBPm


Profit for the period                         46              17            104
Adjustments for:
Interest expense                              47              34            108
Tax expense                                    9               7             25
Share of profit of associates and
joint ventures                               (39)            (30)          (113)
Depreciation of property, plant
and equipment                                 31              22             85
Decrease in finance lease assets               5               -              -
Profit on disposal of investments             (3)             (4)            (4)
Release of a guarantee on sale of
Elcogas                                        -               -            (11)
Other non cash movements                       1               -              -
Decrease in provisions                        (1)              -             (1)
Dividends received from joint
ventures and associates                       16              19             69
Proceeds from sale of tangible
fixed assets                                   3               -              -
Purchase of property, plant and
equipment - maintenance                      (12)            (27)           (59)
                                         ---------      ----------     ---------
Operating cash flows before
movements in working capital                 103              38            203
Decrease/(increase) in working
capital                                       12             (19)            5
                                         ---------      ----------     ---------
Cash generated from operations               115              19            208

Taxes paid                                    (3)            (11)           (20)
Interest paid                                (32)            (13)           (84)
                                         ---------      ----------     ---------
Free cash flow                                80              (5)          104

Exceptional finance costs                      -               -           (26)
Refinancing costs capitalised on
acquisition debt                               -               -           (22)
                                         ---------      ----------     ---------
Net cash from operating
activities                                    80              (5)            56
                                         =========      ==========     =========

5.Acquisitions during 2004

Loy Yang B
The fair value of certain assets and liabilities associated with the purchase of Loy Yang B in Australia have been revised. This is due to the finalisation of the valuation of the long term hedge agreement between Loy Yang B and the Victoria Government. The provision associated with this 'out of the money' contract has been increased by A$94 million from A$273 million to A$367 million. An equal offsetting adjustment of A$94 million has been made to increase the fair value of the plant on acquisition. Corresponding deferred tax adjustments also net off such that there is no impact on goodwill or the fair value of total net assets acquired at Loy Yang B.

6.Reconciliation between UK GAAP and IFRS

For further information on this reconciliation, refer to the press release "Update on adoption of International Financial Reporting Standards" released on 24 March 2005, which can be read at www.ipplc.com.

                                             As at          As at         As at
                                           30 June    31 December   31 December
                                              2004           2004          2003
                                         (Restated)                   (Restated)
                                              GBPm           GBPm          GBPm
Total equity under UK GAAP                   1,562          2,062         1,560

Adjustments:
a. IAS 12 Income tax                           (30)           (42)          (31)
b. IAS 19 Employee benefits                    (11)           (10)          (11)
c. IFRS 2 Share based payments                   2              5             2
d. IAS 10 Post balance sheet events
(reversal of dividend accrual)                   -             37             -
e. Others including IAS 36                       6              6             5
impairments

Total equity under IFRS                      1,529         2,058         1,525
                                          ==========     =========     =========

                                                Quarter ended        Year ended
                                                      30 June       31 December
                                                         2004              2004
                                                         GBPm              GBPm
Retained profit under UK GAAP                              15                57
Adjustments:
a. IAS 12 Income tax                                        1                 1
b. IAS 19 Employee benefits                                 -                 1
c. IFRS 2 Share based payments                              -                 1
d. IAS 10 Post balance sheet events
(reversal of dividend accrual)                              -                37
e. Others including IAS 36                                  1                 1
impairments
Minority interest                                           -                 6

Profit for the period under IFRS                           17               104

The UK GAAP comparatives have been amended to comply with UITF 38. Prior to the adoption of UITF 38, the Company's own shares held by the Group ESOP trust were recognised as an asset on the balance sheet at the lower of cost and net realisable value. Compliance with UITF 38 has reduced the 2003 investments and shareholders' funds by GBP2 million. The net profit for 2004 was not materially affected.


6.Reconciliation between UK GAAP and IFRS (continued)

Explanation of the significant differences between UK GAAP and IFRS which affect the Group

a.IAS 12 Income tax
Deferred tax is recognised on the difference between the tax and book values of an asset or liability that existed at the date of acquisition in a business combination.

The tax charge in the income statement is affected by the inclusion of the share of joint ventures' and associates' tax charge in the Group's profit from operations.

b.IAS 19 Employee benefits
The pension schemes' surpluses and deficits are recognised in full as at 1 January 2004, with a corresponding adjustment to reserves. The corridor method is applied in recognising future actuarial gains and losses. These will be recognised to the extent they exceed the greater of 10% of the gross assets or gross liabilities of the schemes. The amount recognised in the following year is the excess amortised over the remaining average service lives of the employeesin the schemes.

c. IFRS 2 Share based payments
A charge is made for both employee share ownership plans (ESOPs) and other share based schemes based on actuarial valuations of the fair value of the option or scheme at the time of grant or inception.

d.IAS 10 Post balance sheet events (reversal of dividend accrual)
Dividends are not accrued until they are approved at the Annual General Meeting.

e.IAS 36 Impairment of assets
Positive goodwill is not subject to amortisation but is evaluated annually for impairment or whenever changes in circumstances indicate that goodwill might be impaired. Negative goodwill arising on future acquisitions will be recognised directly in the income statement.

f. IAS 32 and IAS 39 Financial instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Financial liability and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements into which the Group has entered. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Other investments
Other investments are classified as either held-for-trading or available-for-sale, and are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period.

Available-for-sale investments are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealised gains and losses on available-for-sale investments are recognised directly in equity. However impairment losses, foreign exchange gains and losses and interest calculated using the effective interest method are recognised in the income statement. On disposal or impairment of the investments, the gains and losses in equity are recycled into the income statement.


International Power plc

Notes to the Accounts (continued)
For the quarter ended 30 June 2005

6.              Reconciliation between UK GAAP and IFRS (continued)

Convertible bonds
Split accounting is applied, whereby the debt component is separated from any equity component or embedded derivative. The resulting discounted value of debt is accreted to the redemption value at maturity increasing the annual interest charge. An equity component of a convertible bond is held in equity and not revalued unless and until the bond is converted. Any embedded derivative would be marked to market through the income statement at reporting period ends.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively. The embedded derivative option was closed out in January 2005 and no future mark to market adjustment is required as the bond is now considered a debt instrument with an equity component only.

Derivative financial instruments and hedge accounting
All qualifying derivatives are recognised at fair value on the balance sheet. Gains and losses on derivatives that do not meet the hedge accounting criteria are recognised in the income statement. Gains and losses on derivatives that qualify for cash flow hedge accounting are initially recognised as a separate component of equity (to the extent that the hedge is effective) and subsequently recycled to the income statement as the hedged item impacts earnings. Any ineffective element of these hedges is immediately recognised in the income statement.

There is no impact on the results for 2004 as IAS 32 and IAS 39 are not implemented retrospectively.

7. Rights Issue

On 30 July 2004 the company announced a Rights Issue. 365,540,834 new Ordinary Shares were issued at 82p per share on the basis of 33 new Ordinary Shares for every 100 existing ordinary shares. The actual cum rights price on 20 August 2004, the last day of quotation cum rights, was 147p and the theoretical ex-rights price for an ordinary share was therefore 131p. The comparative earnings per share is shown after applying the factor of 131/147.

8. Post Balance Sheet Events

On 7 July 2005, International Power Australia, a wholly owned subsidiary of International Power plc, completed the retail partnership agreement with EnergyAustralia. The consideration was A$60 million (GBP25 million) for a 50 per cent share of the partnership.

On 28 July 2005 the Company completed the purchase, in a 70:30 partnership with Mitsui & Co., Ltd of Japan, the 1,200 MW CCGT Saltend power plant in Hull from Calpine Corporation for a total consideration of GBP500 million.

9. Annual Report and Accounts

Copies of the full Annual Report and Accounts for the year ended 31 December 2004, prepared under UK GAAP, are available from the Company's website www.ipplc.com or by calling or writing to International Power plc, Senator House, 85 Queen Victoria Street, London EC4V 4DP or sending an e-mail to ipr.relations@ipplc.com. Telephone: +44 (0)20 7320 8600.

Additional information for shareholders that does not form part of the quarterly accounts For the quarter ended 30 June 2005

Additional segmental information

The share of results of joint ventures and associates on the face of the income statement is shown after interest, taxation and minority interest in arriving at profit from operations. The geographical segmental analysis of profit from operations excluding exceptional items is presented in note 2 to the accounts. The segmental table below presents the geographical segmental analysis of profit from operations for joint ventures and associates before deducting interest, tax and minority interest. An analysis of share of joint ventures' and associates' interest, tax and minority interest is also presented below.

                         Quarter ended                         Quarter ended                          Year ended 31
                          30 June 2005                          30 June 2004                          December 2004
         Subsidiaries   Share of joint  Total   Subsidiaries  Share of joint  Total  Subsidiaries   Share of joint Total
                          ventures and                          ventures and                          ventures and
                            associates                            associates                            associates
                 GBPm             GBPm   GBPm           GBPm            GBPm  GBPm           GBPm             GBPm  GBPm

Profit from
operations
(including results
from JVs and
associates
before interest,
tax and
minority interest
and excluding
exceptional items)

North America      10                9     19             (6)             3     (3)           (29)             16   (13)
Europe             26               16     42              6             13     19             52              61   113
Middle East         6                7     13              6              2      8             13              16    29
Australia          26                1     27             22              2     24             96              6    102
Asia                8               42     50              5             23     28              9              80    89
                   76               75     151            33             43     76            141             179   320

Corporate costs    (9)               -     (9)            (9)             -     (9)           (32)             -    (32)

                   67               75     142            24             43     67            109            179    288

Reconciliation of segment result between IFRS and UK GAAP presentational format

                      Quarter ended          Quarter ended         Year ended 31
                      30 June 2005           30 June 2004         December 2004
                              GBPm                   GBPm                  GBPm
Profit from
operations                     106                     54                   222
(excluding exceptional
items)

Add back:
Share of JVs'and
associates'
interest                        25                     11                    46
Share of JVs'and
associates'
taxation                        10                      1                    17
Share of JVs'and
associates'minority
interest                         1                      1                     3
Profit from
operations                     142                     67                   288
(including results from JVs
and associates before
interest, tax and minority
interest)

Effective tax rate reconciliation (pre-exceptional items)

The following table shows a reconciliation of the effective tax rate for the group (excluding exceptional items):
                                   Quarter ended   Quarter ended     Year ended
                                         30 June         30 June    31 December
                                            2005            2004           2004
                                            GBPm            GBPm           GBPm

Profit from operations                       106              54            222
(excluding exceptional items)

Add back:
Share of JVs' and associates'
interest                                      25              11             46
Share of JVs' and associates'
taxation                                      10               1             17
Share of JVs' and associates'
minority interest                              1               1              3

Profit before total interest and
taxation                                      142              67           288
                                        ----------      ----------    ----------
Total interest expense                        (72)            (30)         (123)
(including share of JVs and
associates)                             ----------      ----------    ----------

Profit before total tax expense               70              37           165
                                        ----------      ----------    ----------
Total income tax expense                     (19)             (8)          (42)
(including share of JVs and
associates)                             ----------      ----------    ----------

Profit after tax                               51              29           123

Total minority interest                       (8)             (1)          (11)
(including share of JVs and associates)

Profit attributable to the equity
holders                                       43              28           112
(excluding exceptional items)
Effective tax rate                            27%             22%           25%


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary